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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    CVC, Inc.
              -----------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    126945104
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                            Gregory A. Robbins, Esq.
                             Veeco Instruments Inc.
                                 Terminal Drive
                            Plainview, New York 11803
                                 (516) 349-8300

                                 With a copy to:

                                Rory Greiss, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 29, 2000
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page 1 of 5)

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-----------------------------                           ------------------------
     CUSIP NO. 126945104              SCHEDULE 13D         PAGE  2 OF 5 PAGES
-----------------------------                            -----------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS: Veeco Instruments Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   11-2989601
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
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3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        00.
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------


       NUMBER OF                         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY                         8       SHARED VOTING POWER
          EACH                                   6,086,749
       REPORTING
      PERSON WITH                        9       SOLE DISPOSITIVE POWER
                                                 0

                                        10      SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,086,749
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             52.45%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------


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Item 1.  Security and Issuer

         The securities to which this Statement on Schedule 13D relates are the common stock, $.01 par value per share (the "Common Stock"), of CVC, Inc. ("CVC"). The principal executive office of CVC is located at 525 Lee Road, Rochester, New York 14626.

Item 2.  Identity and Background

         This Statement on Schedule 13D is being filed by Veeco Instruments Inc. ("Veeco"). Veeco is organized under the laws of the State of Delaware and its principal place of business is Terminal Drive, Plainview, New York 11803. Veeco is a supplier of process and metrology equipment for data storage, optical telecommunications and semiconductor applications.

         Veeco has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, to which this statement makes no reference) nor has Veeco, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Veeco is filing this statement on Schedule 13D as a result of its entrance into a Voting Agreement dated February 29, 2000, among Veeco and various CVC stockholders listed therein (the "Voting Agreement") and not as a result of any acquisition of Common Stock by Veeco.

Item 4.  Purpose of Transaction

         Pursuant to that certain Agreement and Plan of Merger, dated February 29, 2000, among Veeco, Veeco Acquisition Corp. ("Veeco Acquisition") and CVC (the "Merger Agreement"), filed as Exhibit 10.1 hereto and incorporated herein by reference, Veeco Acquisition shall, subject to the terms and conditions set forth therein, be merged with and into CVC (the "Merger"). The directors and officers of Veeco Acquisition immediately after the effective time of the Merger of Veeco Acquisition and CVC shall be the respective individuals who are the directors and officers of Veeco Acquisition immediately prior to the effective time of the Merger.

         Pursuant to the Voting Agreement, certain CVC stockholders agreed to attend the meeting of CVC's stockholders to be called pursuant to the Merger Agreement (including any adjournment or adjournments thereof), in person or by proxy, and to vote, or cause to be voted (or, if the stockholders of CVC act by written consent, to consent in writing, or cause to consent in writing) with respect to all shares of Common Stock, whether issued heretofore or hereafter, that such CVC stockholder owns or has the right to vote or consent in favor of approval and adoption of the Merger Agreement and the Merger. In addition, each of the CVC stockholders who are parties to the Voting Agreement has granted an irrevocable proxy to Veeco for such purpose. As a result, Veeco has shared voting power with respect to an aggregate of 6,086,749 shares of Common Stock held by the CVC stockholders who are parties to the Voting Agreement, representing 52.45% of the 11,604,819 shares of Common Stock outstanding as of February 29, 2000. In addition, the CVC stockholders agreed in the Voting Agreement that, until consummation of the Merger or the termination of the Voting Agreement, they will not, directly or indirectly, sell, transfer, pledge (other than pledges pursuant to commercially customary brokers margin accounts) or otherwise dispose of, any of the shares of Common Stock owned by them to any person other than Veeco or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing, unless such shares of Common Stock remain subject to the CVC stockholder's obligations under the Voting Agreement in the hands of any transferee. No purchases of Common Stock will be made pursuant



                                                                     Page 3 of 5


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to the Voting Agreement. Veeco entered into the Voting Agreement with the CVC stockholders to ensure that the CVC stockholders will vote in favor of the Merger Agreement and the Merger.

         Except as otherwise set forth in this Item 4, Veeco has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of CVC, or the disposition of securities of CVC;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CVC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CVC or any of its subsidiaries; (iv) any change in the present board of directors or management of CVC; (v) any material change in the present capitalization or dividend policy of CVC; (vi) any other material change in CVC's business or corporate structure; (vii) changes to CVC's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CVC by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on The Nasdaq National Market; (ix) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). The information set forth in Item 4 is incorporated herein by reference. Other than as described above, Veeco does not beneficially own any shares of Common Stock. To the knowledge of Veeco, none of Veeco's executive officers or directors beneficially own any shares of Common Stock. Veeco disclaims beneficial ownership of any shares of Common Stock and, notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this
Schedule 13D shall not be construed as an admission that Veeco is the beneficial owner of any shares of Common Stock.

         (c). To the knowledge of Veeco, there have been no transactions in shares of Common Stock by any of Veeco's executive officers or directors during the past 60 days.

         (d). To the knowledge of Veeco, the right to receive dividends with respect to shares of Common Stock to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of Common Stock held by each of the CVC stockholders party to the Voting Agreement are held by such CVC stockholders as reflected in the Voting Agreement.

         (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 is incorporated herein by reference. Other than the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, there are no contracts, arrangements, under standings or relationships between Veeco and any other person, or, to the knowledge of Veeco, among any of Veeco's executive officers and directors or between any of Veeco's executive officers and directors and any other person, with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits.

10.1 Agreement and Plan of Merger, dated February 29, 2000, among Veeco Instruments Inc., Veeco Acquisition Corp. and CVC, Inc.

10.2 Company Stockholders Voting Agreement, dated February 29, 2000, between Veeco Instruments Inc. and the stockholders of CVC, Inc. listed on Schedule A attached thereto, together with related Company
         Stockholders Powers of Attorney and Irrevocable Proxies.



                                                                     Page 4 of 5


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10.3     Veeco Stockholders Voting Agreement, dated February 29, 2000, between
         CVC, Inc. and the stockholders of Veeco Instruments, Inc. listed on Schedule A attached thereto, together with related Veeco Stockholders Powers of Attorney and Irrevocable Proxies.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2000

                                             VEECO INSTRUMENTS INC.

                                              /s/ GREGORY A. ROBBINS
                                              -----------------------------
                                              Gregory A. Robbins
                                              Vice President and General Counsel




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